FREE WRITING PROSPECTUS, DATED MARCH 12, 2008
FILED PURSUANT TO RULE 433
(REGISTRATION STATEMENT NOS. 333-147181 and 333-147181-01)
FINAL SUMMARY OF TERMS
PRINCIPAL LIFE INCOME FUNDINGS TRUST 35
$200,000,000 EXTENDIBLE NOTES — 13 MONTH INITIAL, 2 YEAR FINAL

ISSUER:	Principal Life Income Fundings Trust 35
ISSUE RATINGS:	Aa2/AA
PRINCIPAL AMOUNT:	$200,000,000
ISSUE DATE:	March 19, 2008
PRICE TO PUBLIC:	$200,000,000 (100.000%)
INITIAL MATURITY DATE:	April 9, 2009, or if such day is not a business day, the immediately preceding business day.
FINAL MATURITY DATE:	March 19, 2010, or if such day is not a business day, the immediately preceding business day.
INDEX:	Three-Month USD LIBOR; provided, however, that for the initial interest period (from and including the issue date to but excluding the interest payment date occurring in July 2008), the index will be an interpolated rate between Three-Month USD LIBOR and Four-Month USD LIBOR. With respect to the final interest payment on any maturity date prior to the final maturity date and on the final maturity date, interest will be paid based on (i) One-month USD LIBOR, if the final interest Period is a period of one month; (ii) Two-month USD LIBOR, if the final interest Period is a period of two months, (iii) Three-month USD LIBOR, if the final interest Period is a period of three months and (iv) the index will be an interpolated rate between Two-Month USD LIBOR and Three-Month USD LIBOR, if the final interest Period is a period longer than two months and shorter than three months.
INTEREST RATE:	From and including the issue date to but excluding the interest payment date occurring in April 2009: Three-Month USD LIBOR (except as noted above) + .25%.
From and including the interest payment date occurring in April 2009 to but excluding the final maturity date: Three-Month USD LIBOR (except as noted above) + .30%.
INTEREST PAYMENT DATES:	Quarterly on January 9, April 9, July 9 and October 9 of each year, commencing on July 9, 2008, subject to adjustment in accordance with the modified following business day convention. The final interest payment date for any notes maturing prior to the final maturity date will be the relevant maturity date, and interest for the final interest period will accrue from and including the interest payment date immediately preceding such relevant maturity date to but excluding such relevant maturity date.

INTEREST DETERMINATION DATES:	Two London banking days prior to the first day of each interest accrual period.
INTEREST RESET DATES:	Quarterly on January 9, April 9, July 9 and October 9 of each year, commencing on July 9, 2008, subject to adjustment in accordance with the modified following business day convention.
ELECTION DATES/EXTENSION FEATURE:	Each holder of the notes may elect to extend the maturity of all or a portion of the principal amount of its notes during the notice period relating to each election date. The election dates will take place monthly, commencing on April 9, 2008 and ending on March 9, 2009, except that if any election date would otherwise be a day that is not a business day, the notice period (described below) will be extended until Noon, New York City time, on the first business day following the election date. The notice period for each election date will be the 5 business days immediately preceding such election date until Noon, New York City time on the election date. Each election will be revocable during each day of the notice period until Noon, New York City time, on the last business day of the notice period relating to the applicable election date, at which time such notice will be irrevocable. A holder’s election to extend the maturity of any note will cause the maturity of those notes to be extended to the 9th day of the calendar month which is one calendar month after (1) April 9, 2009 (in the case of the initial extension of maturity) or (2) any later date to which the maturity date of the notes has previously been extended. For notes for which a holder has exercised this extension option, the maturity date will be subject to adjustment in accordance with the preceding business day convention. In no event may the maturity of any note be extended beyond the final maturity date.
If any holder of the notes does not make a timely and proper election to extend the maturity of all or a portion of the principal amount of its notes, the principal amount of the notes for which no such election has been made will be due and payable on the then-current maturity date. The principal amount of the notes for which such election is not exercised will be represented by substitute notes issued as of such election date. The substitute notes so issued will have the same terms as the original notes, except that they will not be extendible, they will have a different CUSIP number and their non-extendible maturity date will remain the then-current maturity date.
DENOMINATIONS:	$100,000 and integral multiples of $1,000 in excess thereof; holders of notes may extend a portion of their notes in authorized denominations and the principal amount of their notes remaining after an extension must also be in authorized denominations.
DAY COUNT CONVENTION:	Actual/360
BUSINESS DAYS:	New York, London
BUSINESS DAY CONVENTION:	Modified Following
CUSIP:	74254PXR8
CLEARANCE:	The Depository Trust Company
DEALERS:	Banc of America Securities Wachovia Securities

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
Discussion
     The following discussion is based on the opinion of Sidley Austin llp, special U.S. federal income tax counsel to the Issuer (“Special Tax Counsel”). This summary supplements, and should be read in conjunction with, the discussion in the prospectus supplement under the caption “Material United States Federal Income Tax Considerations.”
     The following discussion describes certain U.S. federal income tax consequences of ownership and disposition of the notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion deals only with notes purchased by a U.S. Holder, as defined below, on original issuance and held as capital assets, within the meaning of section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to investors in light of their particular circumstances or to holders subject to special rules, such as persons other than U.S. Holders, insurance companies, banks, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect the mark-to-market method of accounting, persons holding the notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction, or U.S. Holders whose functional currency, as defined in section 985 of the Code, is not the U.S. dollar. Persons considering the purchase of the notes should consult with their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
     As used in this section, the term “U.S. Holder” means a beneficial owner of a note who or that is a U.S. person. The term “U.S. person” means (i) a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. In addition, some trusts treated as U.S. persons before August 20, 1996 that elect to continue to be so treated to the extent provided in Treasury regulations shall be considered U.S. persons.
     If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership, and special rules may apply to such partners and partnerships. Such persons should consult their own tax advisors in that regard.
     An election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. Special Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”).
     Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the notes (including their economic equivalence to an approximately two-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the notes from an initial amount equal to + .25% to an amount equal to + .30%, under the OID Regulations, as of the Issue Date, original holders of the notes should be deemed to elect to extend the maturity of all of the principal amount of the notes to the Final Maturity Date in accordance with the procedures described above. Accordingly, under the OID Regulations, the Final Maturity Date should be treated as the maturity date of the notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).
     Under the treatment described above, the notes should be treated as having been issued with de minimis original issue discount. Therefore, the notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.
     Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the notes is a taxable event for U.S. federal income tax purposes, then Special Tax Counsel has indicated that investors would be required to recognize any gain inherent in the notes at such time upon the exercise of such election. Also, if the IRS were successful in asserting that the notes were subject to the Contingent Payment Regulations, Special Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, investors may be required to accrue original issue discount income, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the notes would generally be treated as ordinary income.
     The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the notes.

***Principal Life Insurance Company (“PLIC”), as statutory issuer and depositor, and Principal Financial Group, Inc. (“PFG”) have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents PLIF and PFG have filed with the SEC for more complete information about PLIC, PFG and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Banc of America Securities or Wachovia Securities will arrange to send you the prospectus and prospectus supplement if you request it by calling Banc of America Securities toll-free 1-800-294-1322 or Wachovia Securities toll-free 1-800-326-5897.

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